UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Millennium Cell Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60038B105

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

■ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60038B105	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Dow Chemical Company I.R.S. Identification No. 38-1285128
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,831,601(1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 3,831,601(1)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,601(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.39% (2)
12	TYPE OF REPORTING PERSON CO

(1)	The Reporting Person’s beneficial ownership is the result of holding as of December 31, 2006, 3,831,601 shares of the Issuer’s Common Stock based on the Reporting Person’s ownership of 293,874 shares of Series A2 Convertible Preferred Stock which are convertible into 2,938,740 shares of Common Stock, 71,429 shares of Series B-1 Preferred which are convertible into 714,290 shares of Common Stock and a warrant exercisable for 178,571 shares of Common Stock.

(2)	Based on 71,002,318 shares of Common Stock outstanding as of December 31, 2006. The number of outstanding shares of Common Stock is the sum of (A) 49,497,562 shares of Common Stock issued and outstanding, (B) 293,874 shares of Series A Preferred Stock assuming the conversion of such shares into Common Stock, (C) 71,429 shares of Series B Preferred Stock assuming the conversion of such shares into Common Stock, (D) 4,944 shares of Series C Preferred Stock assuming the conversion of such shares into Common Stock, (E) amended and restated debentures assuming conversion of such debentures into 400,000 shares of Common Stock, (F) warrants to purchase an aggregate of 1,676,218 shares of Common Stock, and (G) issued and outstanding options to purchase an aggregate of 5,176,038 shares of Common Stock.

CUSIP No. 60038B105	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Millennium Cell Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Industrial Way West

Eatontown, NJ 07724

Item 2(a).	Name of Person Filing:

The Dow Chemical Company

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2030 Dow Center

Midland, MI 48674

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

60038B105

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240-13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 60038B105	13G	Page 4 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

3,831,601 (1)

(b)	Percent of class:

5.39% (2)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

3,831,601 (1)

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition:

3,831,601 (1)

(iv) Shared power to dispose or to direct the disposition:

0

(1)	The Reporting Person’s beneficial ownership is the result of holding as of December 31, 2006, 3,831,601 shares of the Issuer’s Common Stock based on the Reporting Person’s ownership of 293,874 shares of Series A2 Convertible Preferred Stock which are convertible into 2,938,740 shares of Common Stock, 71,429 shares of Series B-1 Preferred which are convertible into 714,290 shares of Common Stock and a warrant exercisable for 178,571 shares of Common Stock.

(2)	Based on 71,002,318 shares of Common Stock outstanding as of December 31, 2006. The number of outstanding shares of Common Stock is the sum of (A) 49,497,562 shares of Common Stock issued and outstanding, (B) 293,874 shares of Series A Preferred Stock assuming the conversion of such shares into Common Stock, (C) 71,429 shares of Series B Preferred Stock assuming the conversion of such shares into Common Stock, (D) 4,944 shares of Series C Preferred Stock assuming the conversion of such shares into Common Stock, (E) amended and restated debentures assuming conversion of such debentures into 400,000 shares of Common Stock, (F) warrants to purchase an aggregate of 1,676,218 shares of Common Stock, and (G) issued and outstanding options to purchase an aggregate of 5,176,038 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

CUSIP No. 60038B105	13G	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1990 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13-d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

If a group has filed this schedule, pursuant to § 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 60038B105	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
(Date)

/s/ Charles J. Kalil
(Signature)

Name and Title Charles J. Kalil Corporate Vice President, General Counsel and Secretary The Dow Chemical Company